Muliang Viagoo Technology, Inc.

2498 Wanfeng Highway, Lane 181

Fengjing Town, Jinshan District

Shanghai, China

February 7, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Conlon Danberg

Re:	Muliang Viagoo Technology, Inc. Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2022 Filed July 6, 2023 File No. 001-40636

Dear Mr. Danberg:

This letter is in response to your letter on December 13, 2023 in which you provided comments to the Form 10-K of Muliang Viagoo Technology, Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on July 6, 2023. On the date hereof, the Company has submitted Amendment No.2 to the Form 10-K (“Amendment No.2”). We set forth below in bold the comments in your letter relating to the Form 10-K followed by our responses to the comment.

Amendment No. 1o to Form 10-K for the fiscal year ended December 31, 2022

Contractual Arrangements, page 7

1.	We note your response to comment 6, and your revised disclosure referencing the names of the relevant agreements that you have entered into pursuant to your VIE structure. Please revise your disclosure in this section to provide a brief description of each of these agreements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 in the Amendment No.2 to provide a brief description of each of the VIE agreements.

Executive Compensation, page 93

2 .	As previously requested, it appears that the financial statements may need to be revised to account for the services provided by your CEO and CFO at fair value. In this regard, it does not appear that the compensation expense included in your 2021 and 2021 financial statements comprises a reasonable estimate of the fair value of the services provided by your CEO and CFO. Please refer to the guidance in SAB 1:B.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that:

●	We paid our CEO, Mr. Lirong Wang, with an annual cash compensation of RMB 120,000 (or US$17,840 for the fiscal year ended December 31, 2022), as set forth in the previously filed 10-K, as amended

●	Pursuant to an employment agreement dated June 19, 2020, Our CFO, Mr. Shaw Cheng “David” Chong, was provided with the following compensation: (a) 25,000 of restricted common stock upon the commencement of his employment, with an annual compensation in cash of $100,000, payable monthly upon Company’s listing on a national exchange; (b) additional 25,000 common stock upon Company’s successful listing on a national exchange; and (c) during the executive’s term, the Company will reimburse for all reasonable out-of-pocket travel expenses incurred by the executive in attending any in-person meetings, provided that the executive complies with the generally applicable policies, practices and procedures of the Company for submission of expense reports, receipts or similar documentation of such expenses.

On June 28, 2020, the Company issued 25,000 of restricted common stock as the compensation for Mr. Shaw Cheng “David” Chong. The Company has not provided any additional compensation to Mr. Chong in 2021 and 2022 given that it has not been listed on a national stock exchange such as the Nasdaq Stock Market. As a result, we respectfully believe that no revision is required for Mr. Chong’s compensation at this juncture.

We hope this response letter has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lirong Wang
Lirong Wang
Chief Executive Officer